Exhibit 99.3

For Immediate Release	May 16, 2006

CANADIAN SUPERIOR ENERGY INC. ANNOUNCES

STRONG 2006 FIRST QUARTER OPERATING RESULTS

CALGARY, ALBERTA—(CCNMatthews – May 16, 2006) - Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today strong 2006 First Quarter operating results with Revenues up 33% and Cash Flow up 27%. Also, the Company is poised to commence drilling two (2) firm back-to-back Company operated wells on its “Intrepid” Block 5(c) offshore Trinidad and Tobago, with the first well commencing in September/October 2006.

The following are excerpts from the “Message to Shareholders” in Canadian Superior’s 2006 First Quarter Report which can be reviewed in its entirety on Canadian Superior’s website www.cansup.com by following the “FINANCIAL STATEMENTS” link button near the top left of its home page.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

MESSAGE TO SHAREHOLDERS

It is a pleasure to present to you Canadian Superior Energy Inc.’s (“Canadian Superior’s ”) 2006 First Quarter results which reflect our continued growth and strong operating results. Our strategic corporate objective is to remain focused on adding shareholder value with high impact offshore exploration, combined with growing cash flow and Western Canadian production and financial discipline. We believe, and have proven, that the best oil and gas value for shareholders is the oil and gas that a Company finds, not buys, and our strong first quarter operating results reflect well on the hard work of our experienced staff and our ongoing drilling and development successes in 2005 and 2006 to date. This year and the next several years will be very exciting and rewarding for Canadian Superior and our shareholders, especially in light of our high impact exploration drilling program commencing offshore Trinidad, complemented by our Offshore Nova Scotia, Canada activities and our solid progress in Western Canada.

2006 First Quarter Highlights include:

•                  On March 19, 2006, contracted the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller - Maersk A/S (“Maersk”), (OMX: MAERSK B), of Copenhagen, Denmark, one of the world’s largest offshore drilling and shipping companies, and owned by Beijing Zhiyuan Industries Company Limited (“Beijing Zhiyuan”), of Beijing, China, a member of the SINOPEC Group of Companies (NYSE: SNP), the 3rd largest company in China, for a firm multi-well drilling contract to drill two (2) Company operated back-to-back wells on our “Intrepid” Block 5(c) offshore Trinidad commencing drilling on the first of these wells in September/October 2006.

•                  Revenues in Q1 2006 of $13.4 million, up 33% compared to the first quarter 2005.

•                  Cash Flow from Operations in Q1 2006 of $6.8 million, up 27% compared to the first quarter of 2005.

•                  Average Daily Production in Q1 2006 of 2,889 boe/d, up 20% compared to the first quarter 2005.

•                  In the fall of 2005 and in the first quarter of 2006, successfully completed $28.7 million of equity financings, to further fund our continuing growth in 2006 in Canada and Trinidad and Tobago.

TRINIDAD AND TOBAGO

On July 20, 2005, we were very honoured and privileged to sign the Production Sharing Contract (“PSC”) for our 100% working interest 80,041 acre “Intrepid” Block 5(c), offshore Trinidad and Tobago, with the Government of Trinidad and Tobago. This provides Canadian Superior the right to explore on Block 5(c) which covers 80,041 gross acres and has significant natural gas exploration and development potential off the east coast of the island of Trinidad in this “World Class” basin (Please see Maps, page 2 and upper page 3).

Offshore Trinidad is one of the most coveted oil and gas basins in the world today and we are very excited about commencing drilling on our “Intrepid” Block 5(c) (Please see Map, lower page 3). Offshore Trinidad is a “World Class” basin with multiple large exploration and development opportunities as evidenced by recent drilling and development successes in the Columbus Basin, as well as having well developed, and developing LNG facilities and capacity, and ready access to international markets. 80% of North America’s LNG is supplied from Trinidad, and some of the largest producing wells in the world are located offshore Trinidad close to our acreage. Also, recently in Trinidad and Tobago natural gas at the wellhead is currently selling near Henry Hub pricing.

Our 80,041 acre offshore “Intrepid” Block 5(c) is located about 96 kilometers (60 miles) off the east coast of the island of Trinidad with water depths in the range of 150m to 450m (500 to 1,500 feet). All wells in Block 5(c) will be drilled from a semi-submersible drilling rig, with the first two wells being drilled in water depths of approximately 245m (800 feet). On March 20, 2006, we were very pleased to announce that the Corporation has entered into firm multi-well drilling contract 100% on its own, at a very attractive rate, to contract the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller - Maersk A/S (“Maersk”), of Copenhagen, Denmark and owned by Beijing Zhiyuan Industries Company Limited (“Beijing Zhiyuan”), of Beijing, China to drill two Company operated exploration wells on Canadian Superior’s “Intrepid” Block 5(c) offshore Trinidad. (Please see Kan Tan IV picture, upper page 4).

These two firm Company operated back-to-back wells will evaluate two large separate potential hydrocarbon bearing structures that are delineated by extensive 3D seismic (Please see Map, lower pages 3 & 4) that Canadian Superior has evaluated, with the first well of the two back-to-back wells to commence drilling shortly after the Kan Tan IV has completed a scheduled refurbishment currently underway in Brownsville, Texas. Once the retrofit is completed and the drilling rig is tested, it will be towed to a harbour in Trinidad and then directly to Canadian Superior’s first Block 5(c) well site in the second half of 2006. Each of these offshore exploration wells will be High Pressure (“HP”) wells and will be drilled to a depth in excess of 5,000+ m (16,400+ feet) and each is expected to take between 80 – 100 days to drill and evaluate. This drilling program will take approximately 160 to 200 days to complete; with the results of the first well known after about 80 – 100 days into the drilling program.

To assist Canadian Superior in going forward with its drilling in Trinidad, the Corporation has entered into a participation agreement with a non-competitive industry financial partner Challenger Energy Corp. (“Challenger”), (TSX.V: CHA). Challenger will participate on a promoted basis paying 1/3 of Canadian Superior’s Block 5(c) exploration program to obtain 25% of Canadian Superior’s revenue share of these prospects.

In the first quarter of 2006, our exploration team essentially completed the detailed geological and geophysical evaluations required for the upcoming two well drilling program. During this same period, the acquisition of offset data on 13 wells, from the Ministry of Energy and Energy Industries (“the Ministry or MEEI”) was completed. Also, reprocessing of the Dolphin 3D seismic data acquired from the Ministry was largely completed during the first quarter of 2006. This final interpretation of this data allows finalization of the drilling locations and is also being used by our drilling staff to assist with ongoing pore pressure studies, other engineering and final well design.

We have also been working hard to finalize engineering and procurement, to facilitate drilling on these exciting plays. This has included the procurement and purchase of long lead tangible items (pipe, wellheads, etc) that are on the critical path and various related drilling services and also the finalization of the staffing plan for the drilling program.

In addition, in Trinidad and Tobago, we continued to prepare for the first phase of operations on our Mayaro/Guayaguayare (M/G) “Tradewinds” project (Please see Map, upper page 3), a joint venture with the national oil company, the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”). This joint venture encompasses securing two near-shore Blocks (55,000 gross acres) off the east coast of Trinidad where we have the potential to establish significant oil reserves in the heart of a known producing hydrocarbons-bearing structural trend. On the M/G Block Land, the Corporation is working on the design of a seismic program to evaluate the near-shore block and is planning this program to be shot in the near future where we intend to drill 2 offshore wells, which will result in Canadian Superior drilling at least five new offshore wells over the next 36 months off the east coast of Trinidad on our extensive strategic lands (3 or more on “Intrepid” and 2 or more on “M/G”).

OFFSHORE NOVA SCOTIA, CANADA

Canadian Superior is one of the few active operators involved in all three main play types in the basin and is the public company holding the largest offshore exploration acreage holdings offshore Nova Scotia with 100% interests in six exploration licences totaling 1,293,946 acres (Please see the Chart & Map, pages 5). Five of these licences are in the Sable Island area which is a very important source of natural gas supply to the North Eastern United States.

Canadian Superior has proven that it has the geological and technical experience and capabilities to evaluate, drill and operate some of the most complex and technically challenging wells in the world, whether offshore Nova Scotia or in Trinidad and Tobago. Further drilling is planned by Canadian Superior Offshore Nova Scotia, off the East Coast of Canada, in due course, most likely first on our “Mariner” Block where front end geological and geophysical analysis is complete.

The “Mariner” Project lands are located approximately nine kilometres northeast of Sable Island, offshore Nova Scotia, encompassing an offshore area of 101,800 acres (100% Canadian Superior), and directly offsets five significant discoveries near Sable Island, including the ExxonMobil Venture natural gas field. The first exploration well, “Mariner” I-85, was drilled on this block in 2003/2004 (November 2003 to March 2004). Two new prospective locations have been identified (Please see Map, upper page 6), geohazard well site survey work has been completed and the necessary environmental approvals are in place to progress additional drilling on “Mariner”. We are also planning to proceed later this year or early next year with another well on one of these locations where we are working on finalizing partners for this well.

In addition to Canadian Superior’s “Mariner” exploration project targeting Cretaceous and Jurassic gas bearing sands, we continue to monitor drilling activities near our Abenaki Reef “Marquis” 100% prospects. Our “Marquis Project” lands encompass two exploration licences with approximately 111,000 contiguous acres located in shallow water depths close to the existing Sable Offshore Energy Project producing infrastructure and EnCana’s Deep Panuke discoveries. We also have identified several other large Cretaceous and Jurassic prospects on our 100% “Marauder” and 100% “Marconi” exploration lands which cover an additional 371,000 acres offshore Nova Scotia, offsetting the Sable Island area, and the Corporation has initiated the environmental impact assessment work required prior to conducting further planned high resolution seismic surveys and exploration drilling on these properties (Please see Map, page 6).

Canadian Superior also has a prime deepwater block, the “Mayflower” exploration licence, which covers approximately 712,000 acres. Mapping to date indicates the presence of five sizeable deepwater prospects on this block. These large prospects are structural and are typically formed by mobile salt tectonics (Please see Map & Figure, lower page 6 and upper page 7). We are planning to proceed in due course with a high resolution seismic program over the “Mayflower” block to further define targeted structures to enable future drilling and in 2005 updated our Environmental Impact Assessment in regard to this planned seismic activity.

Also, in regard to the “Mariner” Block, in 2005, we were advised by the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) that the consolidation of our deepwater “Mayflower” exploration licence (EL 2406) and the shallower water “Mariner” exploration licence (EL 2409) had been approved by the Government of Canada and the Province of Nova Scotia. This consolidation will come into effect upon the drilling of the next “Mariner” exploration well and will allow the work commitments and related work commitment deposits for these two exploration licences (EL 2406 and EL 2409) to be combined, allowing the existing work deposit for our deepwater “Mayflower Project”, approximately $10 million, to be applied directly against the costs of drilling Canadian Superior’s next “Mariner” well.

Also, upon consolidation, the exploration term for Canadian Superior’s 100% deepwater “Mayflower” license (EL 2406) will be extended for 2 additional years, from the current expiry date of December 31, 2006 to December 31, 2008; and, thereafter, 50% of the licence area will be extended for an additional 2 years to December 31, 2010 and Canadian Superior plans to take full advantage of the extended exploration term on “Mayflower” in due course.

WESTERN CANADA

Canadian Superior continues to follow-up on its 2005 success with further drilling in Western Canada to build additional production and add to the Corporation’s reserve base. The Corporation’s current production in Western Canada is primarily located in the Drumheller, Alberta area, with other production and exploration in the Windfall, Boundary Lake, East Ladyfern, Giroux Lake, Bison and Teepee areas (Please see Map, page 8).

During the first quarter of 2006, the Corporation drilled or participated in 13 gross (6.82 net) wells which included 6 gross (5 net) operated wells and 7 gross (1.82 net) non - operated wells. These wells included a mix of conventional and non-conventional (CBM) wells in Drumheller and a conventional well in Boundary Lake, and all but one of these wells were successful. Also, although the high demand for services experienced in the first quarter of 2006 has caused delays in the Corporation’s planned drilling and tie-in programs, many of these wells will be tied-in during the second quarter and the Corporation expects its planned Western Canadian 2006 drilling program to be achieved, in spite of these first quarter equipment shortages.

The Corporation maintained its extensive land holdings in Western Canada. As of March 31, 2006, the Corporation held 273,951 gross acres (191,388 net acres) of predominately Canadian Superior operated high working interest lands (working interest of approximately 70%). Of these total holdings, the Corporation holds a good mix of developed and undeveloped lands, with the undeveloped areas providing a solid undeveloped base of 142,706 gross acres (118,162 net acres).

Drumheller Area

In our Drumheller area of Central Alberta, Canada, which has shallow low cost prospects and year round access, located approximately 60 miles N.E. of the city of Calgary, the Corporation has major acreage and production holdings (Please see Map, page 9) in both conventional Cretaceous plays and in the Horseshoe Canyon and Mannville Coal Bed Methane (“CBM”) plays. This core area accounts for approximately 90% of Canadian Superior’s production. In the first quarter of 2006, 11 gross (5.82 net) wells were drilled in the Drumheller area, consisting of 5 gross (4.32 net) conventional wells and 6 gross (1.5 net) Horseshoe Canyon CBM wells. The Corporation also participated in one 34 square kilometer 3-D seismic program and has plans for at least one additional seismic survey in the second quarter of 2006.

Conventional Plays

In 2006, the Corporation plans on drilling 25 - 30 conventional wells in Drumheller where we have an extensive portfolio of multiple-zone locations identified for drilling on our existing acreage. Approximately 66% of these wells will target the Mannville group, 22% will target the Viking or the Belly River and Edmonton groups and the remaining 12% will target the Banff and/or Nisku or Leduc formations.

Coal Bed Methane

Coal bed methane is recognized as an important emerging play now available to the Canadian oil and gas industry and the Corporation’s highly successful CBM wells and gas gathering project has allowed significant Proven and Proven plus Probable Reserves to be added to the Corporation’s reserve base. The Drumheller area is near the heart of recent coal bed methane (CBM) development in Western Canada where Canadian Superior is fortunate to have one of the largest concentrated high working interest land positions with significant land holdings in both the Horseshoe Canyon and the Mannville stratigraphic zones (Please see Map, page 10).

Canadian Superior’s current activities in CBM are centered on the Horseshoe Canyon in which the Corporation drilled or participated in 6 wells during the first quarter of 2006. All of these wells were successful and the Corporation will continue to develop these assets in 2006. Canadian Superior holds 157 gross (81 net) sections of Horseshoe Canyon rights. The Horseshoe Canyon Coal depths range from 200 – 400 meters (650 – 1300 feet) and are typically found in 8 – 10 coal seams with thicknesses averaging from 0.75 – 1.5 meters (2.5 – 5 feet). These coals contain dry gas and produce little or no water. The Corporation plans to drill or participate in 20 – 40 Horseshoe Canyon wells in 2006.

An untapped resource that exists in the Drumheller area is the Mannville coals. These coals are between 1000 - 1300 meters (3300 – 4300 feet) in depth with each seam being thicker (up to 4 meters) but less frequent (1 – 5 seams) than the Horseshoe Canyon. The Corporation is well positioned with 42 gross (41 net) sections of land in the Mannville CBM fairway. Drilling for these coals would include horizontal drilling techniques. Plans for development of Mannville CBM by Canadian Superior will be measured until the reserve and production parameters are better defined.

The Corporation’s total acreage with CBM potential is 185 gross (108 net) sections; of which, 14 gross (13.4 net) sections have both Horseshoe Canyon and Mannville CBM potential. The results to date achieved by Canadian Superior and its partners on a small portion of Canadian Superior’s non-operated land have been very encouraging and provides the Corporation with a solid foundation for development and operating drilling on the large CBM potential that exists over our extensive operated high working interest acreage base within our Drumheller core producing area. The Corporation is working hard to develop its extensive concentrated land holdings adjacent to recent (January 11, 2006) record land sales with land prices as high as approximately $700,000 per section.

Windfall/Pine Creek/Giroux Lake

Canadian Superior drilled or participated in two wells in the Windfall area in 2005. Both these wells were successful and have been tied in. Both wells are producing between 500 – 750 mcf/d. The Corporation is planning a summer 2D seismic shoot in the Giroux area and has budgeted two locations in the Windfall/Pine Creek/Giroux area. The Corporation continues to look at this higher reward, medium risk area with a view towards further expansion, using its current land base as a nucleus.

Boundary Lake/Teepee

The Boundary Lake/Teepee area is a high reward medium risk area and was a major focus area for Canadian Superior in 2005 and into 2006. At the end of 2005, this property represented a minor portion of the Corporation’s total production, but renewed emphasis has been placed on this year round access area. The Corporation drilled one (0.5 net) Triassic well in the Boundary area in the first quarter of 2006 and is in the process of testing the well. Preliminary results of the test look encouraging and the Corporation is looking at several zones. Final results will not be available until mid second quarter 2006. A second well targeting the Carboniferous in the East Boundary Lake area is planned for later in the second quarter of 2006 where additional lands have been tied-up. The Corporation successfully purchased seven sections of land in the Cecil area in two separate land sales in the first quarter of 2006. 2D and 3D seismic surveys are also planned for the Boundary Lake/Teepee area. This area has multi-zone potential with typical well reserves in the range of 2 – 5 bcf. The Corporation also has several follow-up locations based on the success of the initial drilling. The area has multi-zone potential with typical well reserves in the range of 2 – 5 bcf and associated production of 1 – 4 mmcf/d.

East Ladyfern

Shallow zones of the Cretaceous in the East Ladyfern area show promise. The Corporation (with its partner) completed the
12-27-91-11W6 and the 1-26-91-11W6 well bores and drilled a new shallow location in first quarter of 2006. Test results are still pending, but with success in these non-sour lower cost zones, the needed infrastructure may be brought into the area and allow economic tie-ins of the Slave Point gas in this area at a later date.

Strategy for Drilling in the Foothills of Alberta West of the 5th Meridian

Canadian Superior is also focusing its exploration in Western Canada towards the foothills of Alberta, Canada. This area represents an area of high risk - high reward exploration and production with year round access. In this area well reserves can range to over 10 bcf/well with associated natural gas liquids and can produce at rates of over 5 – 10 mmcf/d. Land strategies for this area include crown sales, rental of freehold acreage and potential farm-ins or joint ventures.

FINANCIAL HIGHLIGHTS

Average daily production in the first quarter of 2006 increased to 2,889 boe/d, up 20% from 2,411 boe/d in the same period in 2005. The increase in production is the result of drilling successes achieved in late 2005, as well as production additions from our successful coal bed methane wells brought on during late 2005 and early 2006.

Cash flow from operations also increased, to $6.8 million in the first quarter of 2006, up 27% from $5.3 million in the first quarter of 2005. Both higher product prices received in 2006, together with the increased production contributed to this important increase in cash flow.

Oil and gas revenue, net of transportation costs of $190,000, increased to $13.4 million in the first quarter of 2006, up 33%, as compared to $10.1 million in the same period in 2005. This revenue increase is due to increased volumes produced and higher average prices achieved during 2006. The average sales price in the first quarter of 2006 was $51.63/boe ($8.26/mcf for natural gas and $59.04/bbl for oil and NGLs), up 11% from $46.64/boe in the same period in 2005 ($7.59/mcf for natural gas and $50.34/bbl for oil and NGLs). Gas volumes increased 22% to 13,580 mcf per day in the first quarter of 2006, up from 11,092 mcf per day in the first quarter 2005. Oil volumes increased 11% to 625 bbls per day in 2006, up from an average of 562 bbls per day produced in the same period in 2005.

CORPORATE RESPONSIBILITY AND COMMUNITY INVOLVEMENT

Canadian Superior is a strong advocate of direct corporate involvement in communities contributing to, or affected by, its activities. We believe that direct community involvement enhances our ability to properly achieve our corporate strategy and objectives. Significant efforts are exerted to ensure that we have a responsible and responsive corporate presence.

In Western Canada, Canadian Superior is a sponsor of a number of urban and rural communities, charitable organizations and sponsorships. These include the Corporation’s continuing support of a major cancer research project in Alberta. Also, the Corporation is a major sponsor of 4H on Parade, one of the largest rural youth agricultural shows in North America, and the Calgary Stampede, “The Largest Outdoor Show On Earth”.

We intend to actively continue with support for community and charitable programs and initiatives in our areas of operation. In both Trinidad and Tobago and in Nova Scotia, Canada, Canadian Superior’s contributions include supporting education and training, as well as oil and gas related research and development activities, for students enrolled in undergraduate education programs. As well, the Corporation continues to provide support to various charitable organizations in its areas of operation.

OUTLOOK – 2006 and Longer Term

In 2006 we continue to build on the hard work and solid foundation the Corporation has developed over the past several years. We are very excited about the future and how well Canadian Superior is positioned to grow shareholder value through the “drill-bit” in Canada and in Trinidad and Tobago. Our strategic corporate objective, as detailed in our 2005 Annual Report, remains to continue to focus on high impact offshore exploration combined with growing cash flow and Western Canadian production while adding shareholder value and continuing to grow with financial discipline by:

•                  Focusing on our Drumheller core production area in Western Canada.

•                  Taking full advantage of our evolving exciting Western Canadian Coal Bed Methane (“CBM”) opportunities.

•                  Continuing forward expeditiously with (1) drilling Offshore Trinidad and Tobago, and (2), also going forward in due course with further drilling Offshore Nova Scotia.

•                  Maintaining high working interest operated positions on our high impact offshore plays, focusing on maintaining a strong balance sheet.

•                  Continuing to build on our tremendous strengths and opportunities with our strong team of experienced management and personnel.

•                  Continuing to focus on increasing value to our shareholders successfully through the “drill-bit” like during the past year.

The best oil and gas value for shareholders is the oil and gas that a Company finds, not buys. The next several years will be very exciting and rewarding for Canadian Superior and our shareholders, especially in light of our high impact exploration drilling program commencing offshore Trinidad, complemented by Offshore Nova Scotia and bread and butter prospects in Western Canada. We appreciate your support as shareholders during the past year and your continued support.

Respectfully submitted on behalf of the Management, Staff and Directors of Canadian Superior Energy Inc.

CANADIAN SUPERIOR ENERGY INC.
per

Greg S. Noval
Chairman of the Board
& Chief Executive Officer
May 15, 2006

HIGHLIGHTS

The following table sets forth selected financial information of Canadian Superior Energy Inc. for the periods indicated:

Financial:

($000’s except per share amounts)

Three Months Ended March 31 (unaudited)	2006	2005	% Change

Oil and gas revenues	$13,423	$10,120	33%
Cash flow from operations	$6,761	$5,343	27%
Per Share	$0.06	$0.05	20%
Net earning (loss)	$(575)	$105	-648%
Per Share	$(0.00)	$0.00	0%
Capital expenditures	$8,503	$5,447	56%
Net debt including working capital	$2,750	$13,410	-79%
Weighted average common shares outstanding	120,222	109,825	9%

Production, Pricing and Revenue:

Three Month Ended March 31 (unaudited)	2006	2005	% Change

Natural Gas
Average Daily Production (mcf/d)	13,580	11,092	22%
Average Sales Price ($/mcf)	$8.26	$7.59	9%

Oil & NGLs
Average Daily Production (bbl/d)	625	562	11%
Average Sales Price ($/bbl)	$59.04	$50.34	17%

Barrels of Oil Equivalent (6:1)
Average Daily Production (boe/d)	2,889	2,411	20%
Average Sales Price ($/boe)	$51.63	$46.62	11%
Total Oil and Gas Revenue ($000’s)	$13,423	$10,120	33%

Wells Drilled
Gross	13.00	4.00	225%
Net	6.82	3.15	117%

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.

Suite 3300, 400 – 3rd Avenue S.W.

Calgary, Alberta

Canada T2P 4H2

Investor Relations

Phone: (403) 294-1411

Fax:      (403) 216-2374

www.cansup.com